ERIC M. HELLIGE

                                                       DIRECT TEL:  212-326-0846
                                                       DIRECT FAX:  212-798-6380
                                                       ehellige@pryorcashman.com



                                                              May 25, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Filing Desk
           Larry Spirgel, Assistant Director


               Re:  eLEC Communications Corp.
                    Amendment No. 2 on Form 10-KSB/A
                    to the Form 10-KSB for the fiscal year
                    ended November 30, 2004

                    Amendment No. 1 on Form 10-QSB/A
                    To the Form 10-QSB for the quarter
                    ended February 28, 2005


Ladies and Gentlemen:

     On behalf of eLEC Communications Corp., a corporation organized under the laws of the State of New York (the "Company"), and in connection with the Company's Annual Report on Form 10-KSB for the fiscal year ended November 30, 2004 (the "Annual Report") and the Company's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2005 (the "Quarterly Report"), we hereby file by EDGAR transmission (i) a copy of the Company's Amendment No. 2 on Form 10-KSB/A to the Annual Report and (ii) a copy of the Company's Amendment No. 1 on Form 10-QSB/A to the Quarterly Report.

     This letter contains our responses to the Staff letter dated May 17, 2005 furnishing the comments of the Securities and Exchange Commission (the "Commission") on the Annual Report, as amended by Amendment No. 1 on Form 10-KSB/A, and the Quarterly Report. The numbered responses below correspond to the numbered paragraphs of such comment letter. For the convenience of the Staff, we have set forth on Annex A to this letter the text of Item 8A of


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Securities and Exchange
Commission
May 25, 2005
Page 2

the Annual Report, as amended by the Amendment No. 2 on Form 10-KSB/A filed herewith, and have marked such text to reflect all changes made to Item 8A of the Annual Report as amended by Amendment No. 1 on Form 10-KSB/A, and we have set forth on Annex B to this letter the text of Item 3 of the Quarterly Report, as amended by Amendment No. 1 on Form 10-QSB/A filed herewith, and have marked such text to reflect all changes made to Item 3 of the Quarterly Report as originally filed. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Annual Report or Quarterly Report, as the case may be.

                                    Responses
                                    ---------

     1. Item 8A of the Annual Report has been revised to amend the Company's conclusion as to the effectiveness of its disclosure controls and procedures by deleting "except as set forth in paragraph (b) below" and affirmatively stating that, for the reasons stated, the Company's disclosure controls and procedures were not effective as of the end of the period covered by the report.

     2. Item 3 of the Quarterly Report has been revised to state that, for the reasons stated, the Company's disclosure controls and procedures were not effective as of the end of the quarter covered by the report.

     3. Item 3 of the Quarterly Report has been revised to disclose that, during the first quarter of fiscal 2005, the Company made one change to its internal control over financial reporting that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting.

     The Company believes it has fully responded to the comments of the Commission. If the Commission has any questions or further comments with respect to the Annual Report, as amended, or the Quarterly Report, as amended, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to have the Company's Registration Statement on Form SB-2 (Reg. No. 333-123696) declared effective by the Commission as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.

                                                              Very truly yours,


                                                              /s/Eric M. Hellige
                                                              ------------------
                                                              Eric M. Hellige

cc: Paul H. Riss
    Nussbaum Yates & Wolpow, P.C.

                                                                         ANNEX A

Item 8A. Controls and Procedures.


     (a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer/chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Report. Based on such evaluation, our chief executive officer/chief financial officer has concluded that, as of the end of such period, for the reasons set forth below, our disclosure controls and procedures were not effective. We are presently taking the necessary steps to improve the effectiveness of such disclosure controls and procedures.


     (b) Internal Control Over Financial Reporting. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In connection with our year-end November 30, 2004 audit, our management became aware of a lack of segregation of duties within our accounting and administrative departments due to the small number of employees performing our financial and administrative functions. Management believes the lack of segregation of duties, in the aggregate, amounts to a material weakness in our internal control over financial reporting. We will continue to evaluate the employees involved, the additional control procedures in place to help compensate for the lack of segregation of duties, the risks associated with such lack of segregation and whether the potential benefits of adding employees to clearly segregate duties justifies the expense associated with such increases.

     We are also evaluating our internal controls systems so that when we are required to do so, our management will be able to report on, and our independent auditors to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements of
Section 404 of the Sarbanes-Oxley Act. In connection with our year-end November 30, 2004 audit, we have identified the following control deficiencies and issues with our internal controls over financial reporting that we believe amount in the aggregate to a significant deficiency in our internal controls over financial reporting:

     o We are aware that many of the internals controls that are in place are undocumented controls. Although we have documented many of our systems and processes, we will need to expend a substantial amount of time to obtain the full documentation required to be in compliance with
          Section 404 of the Sarbanes-Oxley Act of 2002.

     o After the end of our fiscal year, when we were preparing state tax returns for telecommunication taxes, we identified that we had been overstating telecom taxes payable for certain taxes that were paid by us directly to our carrier instead of being paid directly to the taxing authorities. We have adjusted our controls to mitigate this type of event from occurring in future periods.

          Due to the voluminous nature of state and local telecom taxes and the small quantity of taxes payable to certain municipalities, we do not remit all our telecom taxes in a timely manner. Certain taxes that we should be remitting on a monthly basis, we remit quarterly or semi-annually because many of the checks and returns that we are processing are for payments of less than $50. We are aware of other telephone companies that follow this process. We continue to monitor the responses, if any, we receive from the tax authorities regarding late filings and we do not intend to remit such taxes on a timely manner in the future, unless we determine that it would be more cost-effective to us to do so.

                                                                         ANNEX B

Item 3. Controls and Procedures.

     (a) Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended ( the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Exchange Act, and that such information is accumulated and communicated to our management, including our chief executive officer/chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

     In connection with the completion of its audit of, and the issuance of an unqualified report on, our consolidated financial statements for the fiscal year ended November 30, 2004, our independent auditors, Nussbaum Yates and Wolpow, P.C. ("NYW"), communicated to our Audit Committee that the following matters involving our internal controls and operations were considered to be "reportable conditions", as defined under standards established by the American Institute of Certified Public Accountants or AICPA:

     o Lack of quantity of staff, which led to issues related to lack of segregation of duties, inadequate supervision, timeliness of financial reporting and year end closing process;

     o Lack of quantity of staff, which led to issues related to the timely preparation and filing of municipal telecommunications tax returns; and

     o Lack of quantity of staff, which led to tax payments being classified as cost of services and an overstatement of telecommunications taxes payable

     Reportable conditions are matters coming to the attention of our independent auditor that, in its judgment, relate to significant deficiencies in the design or operation of internal controls and could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In addition, NYW has advised us that it considers the first matter noted above, which relates to the lack of a segregation of duties, to be a "material weakness" that may increase the possibility that a material misstatement in our financial statements might not be prevented or detected by our employees in the normal course of performing their assigned functions.


     As required by SEC Rule 13a-15(b), we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer/chief financial officer, of the effectiveness of the design and operations of our disclosure controls and procedures. Based on the foregoing, our chief executive officer/chief financial officer determined that, as of the end of the quarter covered by this report, the deficiencies identified by NYW caused our disclosure controls and procedures not to be effective. However, we are actively seeking to remedy the deficiencies identified herein, including hiring additional staff to assure segregation of duties, additional review procedures and, timeliness of financial reporting, as well as preparing and filing telecommunications tax returns on a monthly basis, instead of quarterly or semi-annually. Our chief executive officer/chief financial officer did not note any other material weakness or significant deficiencies in our disclosure controls and procedures during this evaluation. We continue to improve and refine our internal controls. This process is ongoing.

     (b) Internal Control Over Financial Reporting. Other than for the matters discussed above, our chief executive officer/chief financial officer has determined that our internal controls and procedures were effective as of the end of the period covered by this report. In the first quarter of fiscal 2005, we made one change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. During fiscal year 2004, we reported that we had been overstating our telecommunications taxes payable for certain taxes we had paid directly to our carrier. We have changed the way we analyze our carrier bills and our tax liability accounts so that both our cost of services and taxes payable accounts are not overstated, and we have enhanced the training of personnel involved in the various processes. We believe these actions have remediated the reported deficiency.